Exhibit 99.3

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

	Note	Unaudited September 30, 2009	December 31, 2008
		$	$
ASSETS
Current assets:
Cash and cash equivalents		244,100	117,989
Gold bullion (market value $99,574; December 31, 2008: $151,079)	5	40,408	70,191
Receivables and other		62,573	64,163
Inventories	6	129,336	92,801
		476,417	345,144
Other long-term assets		117,603	105,235
Working interests		161,227	153,171
Royalty interests		29,272	30,801
Mining assets		1,050,304	1,004,913
Exploration and development		751,105	158,331
Goodwill		354,026	342,046
Other intangible assets		9,133	12,045
		2,949,087	2,151,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		149,869	146,668
Dividends payable		—	17,740
Credit facility		—	50,000
Current portion of long-term liabilities		10,338	25,291
		160,207	239,699
Long-term liabilities:
Debt		4,992	5,467
Future income and mining tax liability		221,392	159,739
Asset retirement obligations		75,355	70,490
Other long-term liabilities		9,546	6,239
		311,285	241,935
Non-controlling interests		20,681	14,386
Shareholders’ equity:
Common shares	8(b)	2,192,587	1,655,755
Warrants	8(g)	148	—
Contributed surplus		37,389	39,242
Retained earnings		183,385	21,897
Accumulated other comprehensive income (loss)	9	43,405	(61,228)
		2,456,914	1,655,666
		2,949,087	2,151,686

Commitment and Contingencies (note 15)

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited; Expressed in thousands of US dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2009	2008	2009	2008
		$	$	$	$
Revenues		235,193	226,927	649,052	659,977
Expenses:
Mining costs, excluding depreciation, depletion and amortization		109,891	123,408	307,605	351,721
Depreciation, depletion and amortization		39,446	40,691	110,500	128,583
		149,337	164,099	418,105	480,304
		85,856	62,828	230,947	179,673
Earnings from working interests		9,120	2,485	23,985	22,566
		94,976	65,313	254,932	202,239
Other:
Corporate administration		11,046	11,303	37,254	29,931
Exploration and development		10,946	8,405	28,198	24,365
Impairment charge	10	—	4,566	9,255	4,566
Net interest expense (income)	11	108	(212)	646	(1,503)
Foreign exchange loss (gain)		(11,550)	(900)	(24,903)	882
Derivative loss (gain)	12	(547)	1,154	(5,405)	173
Gain on sale of gold bullion	5	—	—	(36,628)	—
Other net expense (income)		(3,752)	245	(1,028)	(6,743)
		6,251	24,561	7,389	51,671
Non-controlling interests		2,486	827	6,295	2,471
		8,737	25,388	13,684	54,142
Earnings before income and mining taxes		86,239	39,925	241,248	148,097
Income and mining taxes:
Current taxes		24,364	22,652	65,371	54,295
Future taxes		(2,987)	(1,576)	14,389	7,309
		21,377	21,076	79,760	61,604
Net earnings		64,862	18,849	161,488	86,493
Weighted average number of common shares outstanding (in thousands)	8(i)
Basic		367,523	295,637	347,893	295,356
Diluted		369,462	295,775	349,379	295,564
Basic net earnings per share		0.18	0.06	0.46	0.29
Diluted net earnings per share		0.18	0.06	0.46	0.29

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; Expressed in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	$	$	$	$
COMPREHENSIVE INCOME
Net earnings	64,862	18,849	161,488	86,493
Other comprehensive income, net of tax:
Cumulative translation adjustment
Unrealized gain (loss) on translating financial statements of net investment in self-sustaining foreign denominated operations	66,910	(7,049)	93,513	(14,042)
Change in unrealized gain (loss) on available-for-sale financial assets
Unrealized gain (loss)	7,864	(3,560)	14,427	(3,926)
Income tax impact	(857)	440	(1,989)	570
	7,007	(3,120)	12,438	(3,356)
Reversal of unrealized loss (gain) following the impairment and disposal of available-for-sale financial assets
Unrealized gain	(1,569)	—	(1,521)	—
Income tax impact	211	—	203	—
	(1,358)	—	(1,318)	—
Total other comprehensive income (loss), net of tax	72,559	(10,169)	104,633	(17,398)
Comprehensive income	137,421	8,680	266,121	69,095

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited; Expressed in thousands of US dollars)

		Nine months ended September 30,
	Note	2009	2008
		$	$
COMMON SHARES

Balance, beginning of period		1,655,755	1,633,119
Issuance of shares, net of issue costs		536,832	23,276
Balance, end of period	8(b)	2,192,587	1,656,395

WARRANTS

Balance, beginning of period		—	—
Warrants issued on acquisition of Orezone	4	148	—
Balance, end of period	8(g)	148	—

CONTRIBUTED SURPLUS

Balance, beginning of period		39,242	44,425
Options issued on acquisition of Orezone	4	684	—
Exercise of options		(6,167)	(9,037)
Share bonus plan		(774)	—
Stock-based compensation	8(f)	4,404	1,595
Balance, end of period		37,389	36,983

RETAINED EARNINGS

Balance, beginning of period		21,897	49,553
Net earnings		161,488	86,493
Balance, end of period		183,385	136,046
ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance, beginning of period		(61,228)	24,219
Other comprehensive income (loss) of the period		104,633	(17,398)
Balance, end of period	9	43,405	6,821

TOTAL SHAREHOLDERS’ EQUITY		2,456,914	1,836,245

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; Expressed in thousands of US dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2009	2008	2009	2008
		$	$	$	$
Operating activities:
Net earnings		64,862	18,849	161,488	86,493
Disbursement to asset retirement obligations		(1,529)	(2,479)	(3,642)	(6,379)
Settlement of forward sales liability		—	—	(3,617)	—
Items not affecting cash:
Earnings from working interests		(9,120)	(2,485)	(23,985)	(22,566)
Depreciation, depletion and amortization		39,446	40,691	110,500	128,583
Impairment charge	10	—	4,566	9,255	4,566
Amortization of forward sales liability		(940)	(4,510)	(10,472)	(13,281)
Future income and mining taxes		(2,987)	(1,576)	14,389	7,309
Stock-based compensation	8(f)	1,336	657	4,404	1,595
Unrealized derivative loss (gain)	12	285	1,154	(2,503)	173
Gain on sale of gold bullion	5	—	—	(36,628)	—
Non-controlling interests		2,486	827	6,295	2,471
Foreign exchange loss (gain)		(12,012)	512	(26,068)	784
Other		(932)	1,724	1,929	2,529
Change in non-cash working capital		8,452	14,243	(11,834)	(2,230)
		89,347	72,173	189,511	190,047
Investing activities:
Acquisitions		—	—	(3,301)	—
Investments		2,845	(125)	(8,094)	(5,230)
Restricted cash		—	—	5,311	(6,755)
Mining assets		(27,752)	(51,386)	(80,076)	(111,027)
Exploration and development		(98,425)	(2,260)	(249,956)	(7,599)
Long-term ore stockpiles		(2,124)	(5,069)	(7,343)	(13,517)
Net proceeds (acquisitions) of other assets		304	403	(1,042)	2,284
Proceeds from sale of gold bullion	5	—	—	66,411	—
		(125,152)	(58,437)	(278,090)	(141,844)
Financing activities:
Proceeds from loan		—	—	72,000	—
Repayment of debt		(40,000)	—	(166,021)	(4,027)
Issue of common shares, net of issue costs		6,510	77	300,383	14,238
Dividends paid		—	—	(17,740)	(17,625)
		(33,490)	77	188,622	(7,414)
Impact of foreign exchange on cash and cash equivalents		12,012	(512)	26,068	(784)
Net increase (decrease) in cash and cash equivalents		(57,283)	13,301	126,111	40,005
Cash and cash equivalents, beginning of period		301,383	139,969	117,989	113,265
Cash and cash equivalents, end of period		244,100	153,270	244,100	153,270
Interest paid		351	—	1,188	96
Income and mining taxes paid		5,533	12,670	24,585	27,741

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in notes are in US dollars, and tabular amounts are in thousands of US dollars, except where otherwise indicated.)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is engaged in the exploration, development and operation of gold mining properties and the operation of a niobium mine. The consolidated financial statements of IAMGOLD are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). They have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2008, except for the changes in accounting policies mentioned in note 2 below. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2008. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

Certain 2008 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2009.

2.	CHANGES IN ACCOUNTING POLICIES

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) replaced Section 3062 – Goodwill and other intangible assets and Section 3450 – Research and development costs, with Section 3064 – Goodwill and intangible assets. This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill subsequent to its initial recognition, and intangible assets. Standards for goodwill and intangible assets following a business combination remain unchanged. Section 3064 gives guidance about internally generated intangible assets. This section is effective for the Company in 2009. The adoption of this new standard did not have any impact on the Company’s consolidated financial statements in 2009.

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC reached a consensus that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This accounting treatment should be applied retrospectively without restatement of prior periods. The application of EIC-173 did not have any impact on the Company’s consolidated financial statements in 2009.

Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining exploration costs replacing EIC-126 Accounting by mining enterprises for exploration costs. EIC-174 provides guidance on the capitalization and the impairment of exploration costs. This standard is effective in 2009. The application of the EIC did not have any impact on the Company’s consolidated financial statements.

Amendment to Section 3862, Financial instruments – Disclosures

In June 2009, the CICA issued amendments to Section 3862, Financial instruments – Disclosures, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments will be effective for the Company in its 2009 annual financial statements. The Company is currently evaluating the impact, if any, of these amendments on its consolidated financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

Amendment to Section 3855, Financial instruments – Recognition and measurement

In August 2009, Section 3855, Financial instruments – Recognition and measurement was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances. The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. The amendment applies to reclassification made on or after July 1, 2009. The application of this amendment did not have any impact on the Company’s consolidated financial statements.

In an effort to converge with IFRS, Section 3855 was also amended to change the categories into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. These amendments will apply to the Company’s annual financial statements of 2009. The Company is assessing the impact, if any, of these amendments on its consolidated financial statements.

3.	FUTURE ACCOUNTING POLICIES

Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests. These new standards will be effective for the Company in 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R - Business Combinations.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - Consolidated and separate financial statements.

Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to:

•

clarify the application of the effective interest method following an impairment loss of an investment in a debt instrument. This clarification applies to investment in debt instruments classified as held-to-maturity and to those classified as available for sale. This amendment will be effective for the Company in 2010.

•

clarify the situation where the embedded prepayment option is considered closely related and therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011.

The Company is in the process of evaluating the requirements of these new standards.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

4.	ACQUISITIONS AND DIVESTURES

Orezone Resources Inc.

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone Resources Inc. (“Orezone”). The principal asset of Orezone is a 90% interest in the Essakane gold project, (the “Essakane project”). Prior to the 100% acquisition of Orezone, other exploration properties that were not related to the Essakane project were spun out into a new exploration company, Orezone Gold Corporation (“Orezone Gold”), a new public company. The holders of common shares of Orezone received, for each share, 0.08 of an IAMGOLD common share and 0.125 of a common share of Orezone Gold. As a result of the transaction, IAMGOLD holds approximately 16.6% of Orezone Gold.

In accordance with Canadian GAAP, CICA Section 1581, Business Combinations, this transaction does not meet the definition of a business combination as the primary asset (Essakane project) has not commenced planned principal operations and is in the development stage. Consequently, the transaction has been recorded as an acquisition of an asset.

On February 25, 2009, a total of 28,817,244 IAMGOLD shares valued at $220,735,000 were issued for the acquisition of Orezone. The value was determined based on the market value of the IAMGOLD shares at the closing date of the transaction. The Company also settled the convertible debenture assumed from Orezone by paying cash of $4,021,000 and issuing to the holder 555,425 common shares of IAMGOLD at a price equal to 95% of the volume weighted average price of one IAMGOLD share on the Toronto Stock Exchange for the 20 trading days prior to the date of the Orezone acquisition.

The Company’s private placement in Orezone acquired on December 31, 2008, for a gross consideration of $16,420,000, was accounted for using the equity method of accounting within working interests, for the period between the acquisition date and February 25, 2009. During this period, the Company recognized an equity loss of $491,000. In conjunction with the Orezone Gold spin off, an amount of $3,416,000 which represents the Company’s 16.6% interest in Orezone Gold, was reclassified out of working interests into marketable securities. The Company’s investment in Orezone Gold has been designated as available-for-sale marketable securities. The remaining private placement balance of $12,513,000 has been included as part of consideration for the transaction.

Also included as part of consideration were the issuance of options and warrants of IAMGOLD and a cash subscription of $3,975,000 into the shares of Orezone Essakane (BVI) Limited, a wholly owned subsidiary of Orezone. The total purchase price was $238,105,000 including transaction costs of $5,369,000 less cash and cash equivalents acquired of $5,319,000.

The purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value. The excess of the amounts assigned to the acquired assets over the consideration paid was allocated on a pro rata basis to reduce the values assigned to mining assets and exploration and development assets acquired. The future tax liability attributable to the asset acquisition was calculated using the appropriate method in order to allocate the purchase price to the assets and the related future tax liability.

The determination of fair value required management to make assumptions and estimates about fair values which generally require a high degree of judgment and include future commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining fair values could have an impact on the allocation of the fair value to balance sheet items and on future results.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

$
Assets acquired and liabilities assumed
Current assets	2,414
Other long-term assets	18
Exploration and development	339,241
Current liabilities	(15,013)
Debt	(40,000)
Convertible debenture	(8,276)
Future income and mining tax liability	(40,279)
238,105
Consideration paid
Issuance of shares	220,735
Initial private placement investment	12,513
Additional subscription	3,975
Options issued	684
Warrants	148
Transaction costs	5,369
Less: Cash and cash equivalents acquired	(5,319)
238,105

Investment in Oromin Explorations Ltd.

In June 2009, the Company acquired 16,088,636 common shares at C$0.70 per share for a total investment of $10,316,000 (C$11,262,000) representing 17% of issued and outstanding shares of Oromin Explorations Ltd. (“Oromin”). Oromin is a TSX listed company with joint venture interest in a property covering a large area in Senegal. The Company acquired these common shares for investment purposes. This investment is classified as available-for-sale marketable securities (included in other long-term assets).

Royalty on future production of the Sleeping Giant mine

Following the sale of the Sleeping Giant mine in 2008, the purchaser exercised its buy-back right under the agreement on the 1% royalty on future gold production at the Sleeping Giant mine for $912,000 (C$1,000,000) which was accounted for in other income during the third quarter of 2009.

5.	GOLD BULLION

		September 30, 2009	December 31, 2008
Ounces held	(oz)	99,999	173,704
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $000s)	40,408	70,191
End of period spot price for gold	($/oz)	996	870
End of period market value	(in $000s)	99,574	151,079

In the first quarter of 2009, the Company sold 73,705 ounces of its gold bullion at an average price of $901 per ounce with proceeds of $66,411,000 resulting in a gain of $36,628,000. There were no sales of gold bullion during the second and third quarter of 2009 or in the first nine months of 2008.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

6.	INVENTORIES

	September 30, 2009	December 31, 2008
	$	$
Gold production inventory	38,062	27,016
Niobium production inventory	12,194	10,138
Concentrate inventory	681	151
Ore stockpiles – current	20,843	8,221
Mine supplies	57,556	47,275
Inventories	129,336	92,801

The amount of inventories recognized as an expense during the period is included in mining costs in the consolidated statement of earnings. The cost of inventory that was charged to expense represents all mining costs and amortization of mining assets.

7.	FINANCIAL INSTRUMENTS

Risks

The Company is subject to various financial risks, such as various credit, market and liquidity risks associated with its financial instruments, which could have a significant impact on profitability, levels of operating cash flow and financial condition. Recent financial market conditions have impacted interest rates, gold price, oil price and currency rates.

Market risk

Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Marketable securities and share market price risk

In the third quarter of 2009, an unrealized gain related to change in the quoted market value of marketable securities classified as available-for-sale of $7,864,000 was recorded in other comprehensive income compared to an unrealized loss of $3,560,000 during the third quarter of 2008 (gain of $14,427,000 during the first nine months of 2009 compared to a loss of $3,926,000 in the first nine months of 2008). The Company sold some of its marketable securities during the quarter. The gain of $1,569,000 initially included in other comprehensive income was reverse to the statement of earnings. An impairment charge of $92,000 related to marketable securities was recorded during the second quarter of 2009.

An unrealized gain of $316,000 related to the change in the fair value of warrants classified as held-for-trading included in marketable securities was recorded during the third quarter of 2009 compared to a gain of $67,000 in the third quarter of 2008 (gain of $715,000 during the first nine months of 2009 compared to a loss of $227,000 in the first nine months of 2008).

At September 30, 2009, the impact of a change of 10% in the market value of marketable securities and warrants, with all other variables held constant, the unrealized gain/loss related to changes in market value, net of income taxes, included in other comprehensive income would have changed by $3,100,000 and net earnings by $127,000.

Gold forward commitments and gold market price risk

The Company’s gold forward commitments are more detailed in note 14.

As at September 30, 2009, the valuation of the remaining gold forward contracts of 5,700 ounces expiring in 2009 with settlement planned in January 2010, was based on a gold price of $996 per ounce, and following the assumption of an increase and a decrease of $100 per ounce, would have been as follows:

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

	September 30, 2009 $996/oz		Increase of $100/oz at $1,096/oz	Decrease of $100/oz at $896/oz
	Carrying value	Fair value	Fair value	Fair value
	$	$	$	$
Derivatives - Gold forward sales	(3,061)	(3,061)	(3,632)	(2,492)

Currency risk

Foreign exchange contracts are detailed in note 14. As at September 30, 2009, the fair value of these options and the relating fair value after an increase and a decrease of 10% in exchange rates of US dollars compared to Canadian dollars, would have been as follows:

Fair value	September 30, 2009	Increase of 10%	Decrease of 10%
	$	$	$
Foreign currency derivatives	289	3	764

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statement of earnings and presents increased risk as the Canadian dollar and other currency rates fluctuate in relation to the US dollar. As the Company’s Canadian mines are considered self-sustaining foreign operations, the foreign exchange impact of translating their financial statement balances to US dollars is accounted for in accumulated other comprehensive income, as a cumulative translation adjustment, which shelters the operations from having this impact the consolidated statement of earnings until the investment is repatriated.

The Company was holding a large amount of cash in Canadian dollars at the end of September 2009 (C$157,691,000) as a result of the equity financing in March 2009. The foreign exchange gain of $11,550,000 during the third quarter of 2009 ($24,903,000 during the first nine months of 2009) was mainly due to the appreciation in the value of the Canadian dollar compared to the US dollar and the level of Canadian dollars. The impact of a 10% higher foreign exchange rate of the Canadian dollar against the US dollar at the end of the quarter would have impacted negatively net earnings resulting in a lower foreign exchange gain of $13,370,000. A 10% lower foreign exchange rate of the Canadian dollar against the US dollar at the end of the quarter would have impacted positively net earnings by $16,341,000.

Heating oil option contracts and market price risk

Hedging contracts on heating oil are summarized in note 14. As of September 30, 2009, the valuation of these contracts for the 2009 consumption was based on a heating oil price of $1.90 per gallon with a premium of $0.30 per gallon. For the 2010 consumption, the valuation of these contracts was based on a heating oil price of between $1.45 and $2.00 per gallon with a net premium of $0.19 per gallon. The relating fair value, after an increase and a decrease of 10% of the price per gallon, would have been as follows:

Fair value	September 30, 2009	Increase of 10%	Decrease of 10%
	$	$	$
Heating oil option contracts	2,206	3,840	828

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

Aluminum option contracts and market price risk

Contracts on aluminum are summarized in note 14. The valuation of these contracts was based on an aluminum price of between $1,667 and $2,076 per metric tonne at no cost, for the 2010 consumption. The relating fair value, after an increase and a decrease of 10% of the price per metric tonne, would have been as follows:

Fair value	September 30, 2009	Increase of 10%	Decrease of 10%
	$	$	$
Aluminum option contracts	44	157	(62)

8.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Unlimited common shares

(b)	Issued and outstanding common shares

	Three months ended September 30, 2009		Nine months ended September 30, 2009
	Number of Shares	Amount $	Number of Shares	Amount $
Issued and outstanding, beginning of period	367,171,310	2,184,021	295,716,675	1,655,755
Shares issued on acquisition of Orezone	—	—	28,817,244	220,735
Shares issued following the conversion of a debenture in Orezone	—	—	555,425	4,254
Public offerings, net of issue costs	—	70	39,445,000	273,446
Flow-through shares, net of issue costs	—	(53)	1,379,310	17,403
Exercise of options(c)	840,420	8,584	2,011,549	20,220
Share bonus and deferred share plans(d)(e)	5,000	(35)	91,527	774
Issued and outstanding, end of period	368,016,730	2,192,587	368,016,730	2,192,587

During the first quarter of 2009, on February 25, 2009, a total of 28,817,244 shares valued at $220,735,000 were issued for the acquisition of Orezone (note 4). The value was determined based on the market value of the IAMGOLD shares on the date of transaction. The Company also settled the convertible debenture assumed from Orezone by paying cash of $4,021,000 and issuing to the holder 555,425 common shares of IAMGOLD at a price equal to 95% of the volume weighted average price of one IAMGOLD share on the Toronto Stock Exchange for the 20 trading days prior to the date of the Orezone acquisition.

On March 26, 2009, the Company issued 39,445,000 common shares, at a price of C$8.75 per common share to raise gross proceeds of $281,474,000 (C$345,144,000). The net proceeds were $273,446,000.

During the second quarter of 2009, the Company issued 1,379,310 flow-through shares at C$14.50 per share for the Westwood project with net proceeds of $17,403,000 which will have to be spent in 2009.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

(c)	Share options

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three and four years and expire no later than ten years from the grant date. The total number of shares reserved for the grants of share options is 20,257,401, and at September 30, 2009, 10,903,792 shares remained in reserve. Options issued on the acquisition of Repadre Capital Corporation (in 2003), Cambior (in 2006) and Orezone (in 2009) are excluded from this reserve number.

Changes in the Company’s share option plan during the third quarter and the first nine months of 2009 are presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at September 30, 2009 and December 31, 2008 between US dollar and Canadian dollar were 1.0722 and 1.2180 respectively.

	Three months ended September 30, 2009		Nine months ended September 30, 2009
	Options	Weighted average exercise Price (C$)	Options	Weighted average exercise Price (C$)
Outstanding, beginning of period	7,067,409	9.36	6,510,807	8.15
Granted	70,000	13.86	1,562,200	11.54
Assumed on acquisition of Orezone assets	—	—	367,456	17.83
Exercised	(840,420)	8.31	(2,011,549)	7.96
Forfeited	(58,125)	9.16	(190,050)	10.79
Outstanding, end of period	6,238,864	9.55	6,238,864	9.55
Exercisable, end of period			2,350,907	10.25

The fair value of the options granted has been estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions. The weighted average expected life of these options is between one and eight years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of three or four years.

2009
Risk free interest rate	2%
Volatility	56%
Dividend	1%
Weighted average expected life of options issued (years)	4.4
Weighted average grant-date fair value (C$ per share)	4.64

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

(d)	Share bonus plan

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. As of September 30, 2009, 376,555 shares remained in reserve.

	Three months ended September 30, 2009	Nine months ended September 30, 2009
	Number	Number
Outstanding, beginning of period	37,500	86,652
Granted	5,000	14,000
Issued	(5,000)	(60,152)
Forfeited	—	(3,000)
Outstanding, end of period	37,500	37,500

(e)	Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 500,000 common shares may be awarded. As of September 30, 2009, 468,625 shares remained in reserve.

	Three months ended September 30, 2009	Nine months ended September 30, 2009
	Number	Number
Outstanding, beginning of period	98,125	127,000
Granted	—	10,000
Issued	—	(31,375)
Forfeited	(1,500)	(9,000)
Outstanding, end of period	96,625	96,625

(f)	Stock-based compensation

The Company expenses the fair value of all stock-based compensation granted.

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	$	$	$	$
Share options	1,536	522	3,800	1,313
Share bonus plan	51	46	410	140
Deferred share plan	(251)	89	194	142
	1,336	657	4,404	1,595

(g)	Warrants

On acquisition of Orezone, in the first quarter of 2009, 2,000,000 warrants were issued, exercisable for 160,000 shares of IAMGOLD at a price of C$14.79 each expiring on August 1, 2010.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

(h)	Flow-through common shares

In June 2009, the Company issued 1,379,310 flow-through shares at C$14.50 per share with net proceeds of $17,403,000. The flow-through shares were raised to fund prescribed resource expenditures on the Westwood project. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. As at September 30, 2009, the remaining unspent amount was $2,077,000 (C$2,227,000). At the end of September 2009, the Company had not filed with tax authorities the documents to renounce the tax credits associated with these expenditures. The Company plans to fulfill its commitments under the subscription agreement and satisfy the requirements under applicable Canadian federal income tax legislation in future quarters. In relation to the renunciation of the tax credits, the Company will have to record a future tax liability and corresponding reduction of shareholders’ equity. If the Company would not incur the committed resource expenditures, it would be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

(i)	Earnings per share

Basic earnings per share computation

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Numerator:
Net earnings ($)	64,862	18,849	161,488	86,493
Denominator
Weighted average common shares outstanding	367,523,351	295,636,986	347,893,369	295,356,102
Basic earnings per share ($/share)	0.18	0.06	0.46	0.29

Diluted earnings per share computation
	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Numerator:
Net earnings ($)	64,862	18,849	161,488	86,493
Denominator
Weighted average common shares outstanding	367,523,351	295,636,986	347,893,369	295,356,102
Dilutive effect of employee share options	1,938,545	138,088	1,485,595	207,695
Total average common shares outstanding	369,461,896	295,775,074	349,378,964	295,563,797
Diluted earnings per share ($/share)	0.18	0.06	0.46	0.29

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	Three months ended September 30,		Nine months ended September 30,
Number of units	2009	2008	2009	2008
Share options	275,856	5,902,924	352,656	5,902,924
Warrants	160,000	—	160,000	—
	435,856	5,902,924	512,656	5,902,924

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Cumulative translation adjustment	Unrealized gain (loss) on marketable securities	Income tax impact	Accumulated other comprehensive income (loss)
	$	$	$	$
Balance as at December 31, 2008	(55,559)	(6,658)	989	(61,228)
Change in the first quarter of 2009	(17,568)	773	(265)	(17,060)
Balance as at March 31, 2009	(73,127)	(5,885)	724	(78,288)
Change in the second quarter of 2009	44,171	5,838	(875)	49,134
Balance as at June 30, 2009	(28,956)	(47)	(151)	(29,154)
Change in the third quarter of 2009	66,910	6,295	(646)	72,559
Balance as at September 30, 2009	37,954	6,248	(797)	43,405

10.	IMPAIRMENT CHARGE

In consultation with the Tanzanian Government, the Company took steps to terminate the Buckreef Joint Venture Agreements. Exploration activities were suspended earlier in the year as part of a strategic reorientation of the Company’s exploration focus. Transactions contemplated for the sale of the Buckreef project did not meet the Company’s valuation criteria and the Company has decided to relinquish the associated properties. Closure of IAMGOLD’s Tanzanian exploration offices is expected to be completed in the fourth quarter of 2009. This decision resulted in a second quarter of 2009 impairment charge of $9,255,000 related to the Buckreef acquisition costs of exploration properties in Tanzania.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

11.	NET INTEREST EXPENSE (INCOME)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	$	$	$	$
Interest on debt	114	207	639	349
Credit facility fees	191	231	639	231
Other	36	52	45	46
	341	490	1,323	626
Less: Interest on debt capitalized	—	(189)	—	(209)
Total interest expense	341	301	1,323	417
Interest income on cash and cash equivalents	(233)	(454)	(607)	(1,553)
Other interest income	—	(59)	(70)	(367)
Total interest income	(233)	(513)	(677)	(1,920)
Net interest expense (income)	108	(212)	646	(1,503)

12.	DERIVATIVE LOSS (GAIN)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Unrealized	$	$	$	$
Change in fair value of derivative gold forward sales	422	—	1,050	—
Change in fair value of derivative foreign exchange instruments	(92)	—	(862)	—
Change in fair value of derivative heating oil instruments	315	—	880	—
Change in fair value of derivative aluminum instruments	(44)	—	(44)	—
Change in fair value of embedded derivative in gold receivable	—	1,221	—	(54)
Other (marketable securities and embedded derivatives)	(316)	(67)	(3,527)	227
Unrealized derivative loss (gain)	285	1,154	(2,503)	173
Realized
Gain on derivative foreign exchange instruments	(820)	—	(2,890)	—
Gain on derivative heating oil instruments	(12)	—	(12)	—
Realized derivative gain	(832)	—	(2,902)	—
Derivative loss (gain)	(547)	1,154	(5,405)	173

13.	CAPITAL DISCLOSURES

In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt, repay existing debt, or sell gold bullion.

The Company has complied with its credit facility covenants.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

During the third quarter of 2009, the Company repaid $40,000,000 (a net $50,000,000 during the first nine months of 2009) on its revolving credit facility. In addition, during the first quarter of 2009, the Company repaid in full the assumed outstanding bridge financing of $40,000,000 following the acquisition of Orezone. At September 30, 2009, no funds have been drawn against the credit facility and $17,031,000 in letters of credit were used to guarantee certain asset retirement obligations.

The Company’s capital structure was modified during the first nine months of 2009:

•

A total of 28,817,244 shares valued at $220,735,000 were issued for the acquisition of Orezone on February 25, 2009. The Company also converted the debenture held by Orezone, as to 50% of the payable amount in cash and, as to the remaining 50%, for 555,425 common shares of IAMGOLD.

•

On March 26, 2009, the Company also issued 39,445,000 common shares, to raise gross proceeds of $281,474,000 (C$345,144,000). The proceeds are being used to fund the construction and development of the Essakane project, capital expenditures at the Company’s other properties and general corporate purposes including acquisition opportunities.

•	During the second quarter of 2009, the Company issued 1,379,310 flow-through shares for the Westwood project with net proceeds of $17,403,000 which will have to be spent in 2009.

During the first quarter of 2009, the Company sold gold bullion as mentioned in note 5, Gold bullion.

On July 29, 2009, the Company filed a short form base shelf prospectus with the securities regulators in each province and territory of Canada except for Quebec and a corresponding registration statement with the SEC in the United States. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700,000,000 during a 25-month period until August 29, 2011.

14.	Derivative instruments

(a)	Gold sales commitments

	September 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts	—	—	(10,472)	(20,777)
Derivatives - Forward sales contracts	(3,061)	(3,061)	(3,440)	(3,440)
	(3,061)	(3,061)	(13,912)	(24,217)

The forward sales contracts acquired as part of the acquisition of Gallery Gold Limited were accounted for as normal purchase and sales contracts whereby deliveries were recorded at their respective forward prices. As of August 4, 2009, the remaining 4,465 ounces of gold were delivered under the forward sales contracts (43,888 ounces in the first nine months of 2009). As of September 30, 2009, there were no remaining ounces of gold under these forward sales contracts.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

Additional gold forward sales agreements were also assumed following the acquisition of Euro Ressources in late 2008. During the first quarter of 2009, the Company paid the settlement obligation of $3,617,000 outstanding for ounces bought back in December 2008. During the third quarter of 2009, 2,850 ounces came to maturity with a value of $1,429,000 which was paid in October 2009. As of September 30, 2009, there were 5,700 ounces of gold remaining at an average forward price of $459 per ounce all expiring in 2009 with settlement planned in January 2010. The decrease in fair value during the third quarter of 2009, totalling $422,000 ($1,050,000 during the first nine months of 2009), was accounted for under derivative loss, since these contracts did not qualify for hedge accounting.

(b)	Currency contracts

In late 2008, the Company entered into option and forward contracts to hedge its exposure to the Canadian dollar in the 2009 spending plan. These contracts do not qualify for hedge accounting and all expire in 2009. At September 30, 2009, the positive fair value was included in receivables and other (negative value at December 31, 2008, in current portion of long-term liabilities) on the consolidated balance sheet.

Following the Canadian dollar equity financing in March 2009, the Company reduced its hedging position which resulted in a net realized gain of $2,070,000 during the second quarter of 2009. In addition, during the third quarter of 2009, the Company realized a gain of $820,000 on existing contracts.

At September 30, 2009, the hedge of the exposure to Canadian dollar was 7% for the fourth quarter of 2009 representing total net commitments to buy C$5,622,000. These contracts had a total positive fair value of $289,000 resulting in an unrealized derivative gain of $92,000 during the third quarter of 2009 ($862,000 during the first nine months of 2009).

In relation to the construction of Essakane in Burkina Faso, in October the Company initiated hedging of South African Rand for future expenditures planned in the first quarter of 2010 using forward contracts. The Company also plans to hedge its exposure to the €uro relating to the balance of 2009 and for 2010, using a combination of forward and collared option contracts.

(c)	Heating oil option contracts

In late 2008, the Company initiated a hedging strategy to limit the impact of fluctuations as a result of the major disruption in the world markets during the fourth quarter of 2008. During the third quarter of 2009, the Company entered into additional contracts for future consumption in 2010. At of September 30, 2009, there were option contracts totalling 11,550,000 gallons of heating oil, representing 77% of the fourth quarter of 2009 and 36% of the 2010 Company’s planned fuel consumption at the Rosebel, Mupane, Sadiola, Yatela (and Essakane in 2010) operations. The fair value is included in receivables and other in the consolidated balance sheet. In addition, during the third quarter of 2009, the Company realized a gain of $12,000 on existing contracts. At September 30, 2009, fair values of remaining contracts were as follows:

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

	Number of gallons	September 30, 2009	December 31, 2008
		$	$
Expiring in 2009 (1)	2,940,000	294	1,457
Expiring in 2010 (2)	8,610,000	1,912	—
Total (3)	11,550,000	2,206	1,457

(1)	Acquired during 2008 at a premium average price of $0.30 per gallon, for a total price of $2,260,000.
(2)	Acquired during the third quarter of 2009 at a premium average price of $0.19 per gallon, for a total price of $1,630,000.
(3)	Resulted in an unrealized derivative loss of $315,000 during the third quarter of 2009 ($880,000 during the first nine months of 2009).

(d)	Aluminum option contracts

Aluminum is a key input in the production of niobium. During the third quarter of 2009, the Company initiated a hedging strategy to limit the impact of fluctuations of aluminum prices and to hedge a portion of its future consumption of aluminum for 2010. The Company used zero-cost option contracts to hedge 23% of its aluminum exposure in 2010 at the Niobec mine. The valuation of these contracts was based on an aluminum price of between $1,667 and $2,076 per metric tonne, at no cost, for the 2010 consumption. At September 30, 2009, the fair value of contracts was as follows:

	Number of metric tonnes	September 30, 2009	December 31, 2008
		$	$
Expiring in 2010 (1)	900	44	—

(1)	Acquired during the third quarter of 2009 at no cost. Resulted in an unrealized derivative gain of $44,000 during the third quarter of 2009.

15.	COMMITMENT AND CONTINGENCIES

(a)	Claims

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition. No amounts have been accrued in the financial statements.

(b)	Camp Caiman Project

Camp Caiman is a development project located southeast of Cayenne, the capital city of French Guiana. In January 2008, the Company’s application to begin construction of the Camp Caiman project was denied by the French Government. The carrying value of the Camp Caiman project included in exploration and development capitalized assets and goodwill is $96,731,000.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

The French authorities have not yet announced a new mining framework for French Guiana, but have published a working document as a first step. This working document was published on the French Government website in June 2009, providing the context for mining development and recommends areas for mineral development, as well as outlining environmentally sensitive areas that they suggest should be considered for exclusion. Consistent with previous communications with the French authorities, the document indicates that the Camp Caiman deposit lies within one of these suggested areas of exclusion.

An official consultation process is to be conducted to review the working document so that a final mining framework can be adopted. The Company will continue to work actively and cooperatively with government officials at all levels as well as key stakeholders, in order to develop an acceptable plan that would permit development of the deposit, subject to appropriate restrictions and regulations. The Company has made significant changes to the design of the project to accommodate certain environmental sensitivities, and has successfully worked to obtain significant support in French Guiana for the project. The Company does not expect the final framework to be completed before the end of the first quarter of 2010.

If the Company is unable to reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time. Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists. In order to protect the interests of the Company and its shareholders for damages incurred to date, appropriate legal claims have been prepared and on September 28, 2009, the Company, through IAMGOLD Guyane S.A.S., its indirect subsidiary in French Guiana, delivered a preliminary request for indemnification to the Prefect of French Guiana in the amount of €275 million. While this litigation proceeds, the Company has continued to seek an acceptable basis to bring the Camp Caiman project into production.

(c)	Operating leases

Payment obligations related to operating lease agreements increased from $4,187,000 at the end of December 2008 to $30,485,000 at the end of September 2009.

(d)	La Arena Project

In June 2009, an option and earn-in agreement was entered into with Rio Alto Mining Limited (“Rio Alto”) relating to the sale of the La Arena project in Peru. The Company received 8,024,511 common shares and 1,500,000 warrants for a total value of $1,418,000. In conjunction with this transaction, Rio Alto was acquired by Mexican Silver Mines Ltd. (“MSM”) on a one-to-one share basis. In July, MSM then changed its name to Rio Alto Mining Limited.

Rio Alto has the option to purchase all of the shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47,550,000. During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30,000,000 in expenditures on the La Arena project. Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD during the option term to a maximum 49% of the outstanding shares of La Arena S.A. The term of the option and earn-in agreement is two years and may be extended twice in increments of nine months if Rio Alto spends at least $10,000,000 over the initial two years of the option term. An additional consideration of $2,500,000 for the first extension and up to $5,000,000 for the final extension are payable upon extending the option term.

Shares received represent approximately 10.6% of the issued and outstanding common shares of MSM, and were classified as available-for-sale marketable securities (included in other long-term assets). The proceeds have been accounted for as an offset to the carrying value of the Exploration and development assets.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

16.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

Suriname:	Rosebel mine
Canada:	Doyon division, Sleeping Giant mine, and Westwood project
Botswana:	Mupane mine
Mali:	Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:	Working interests in Tarkwa and Damang (18.9%)

The Sleeping Giant mine was disposed of in October 2008. The Company’s segments also include non-gold activities (Niobec mine located in Canada), Exploration and development, and Corporate which also includes royalty interests located in Canada.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

Third quarter ended September 30, 2009

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	104,688	29,876	8,675	50,830	—	194,069
Depreciation, depletion and amortization	14,603	6,946	3,057	4,476	—	29,082
Earnings from working interests	—	—	—	—	9,120	9,120
Exploration expense	187	617	—	1,032	—	1,836
Net interest expense (income)	—	190	—	—	—	190
Income and mining taxes (recovery)	16,227	(3,854)	—	8,533	—	20,906
Net earnings (loss)	28,129	10,054	(2,389)	15,931	9,120	60,845
Expenditure for mining assets and capitalized exploration and development	18,315	24,882	1,478	682	—	45,357
Increase (decrease) to goodwill	—	8,502	—	—	—	8,502

Third quarter ended September 30, 2009

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	194,069	39,689	—	1,435	235,193
Depreciation, depletion and amortization	29,082	6,131	651	3,582	39,446
Earnings from working interests	9,120	—	—	—	9,120
Exploration expenses	1,836	—	9,110	—	10,946
Net interest expense (income)	190	8	—	(90)	108
Other expense (income)	—	—	(811)	(2,941)	(3,752)
Income and mining taxes (recovery)	20,906	16,645	(150)	(16,024)	21,377
Net earnings (loss)	60,845	(2,996)	(21,585)	28,598	64,862
Expenditure for mining assets and capitalized exploration and development	45,357	7,240	73,580	—	126,177
Increase (decrease) to goodwill	8,502	(603)	—	833	8,732

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

Third quarter ended September 30, 2008

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	75,318	45,755	19,563	48,693	—	189,329
Depreciation, depletion and amortization	11,706	12,129	3,071	5,052	—	31,958
Earnings from working interests	—	—	—	—	2,485	2,485
Exploration expense	1,372	1,335	—	397	—	3,104
Income and mining taxes (recovery)	8,709	423	—	6,981	—	16,113
Net earnings (loss)	7,300	8,181	4,391	9,727	2,485	32,084
Expenditure for mining assets and capitalized exploration and development	24,949	15,452	2,324	1,342	—	44,067

Third quarter ended September 30, 2008

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	189,329	35,469	—	2,129	226,927
Depreciation, depletion and amortization	31,958	7,100	317	1,316	40,691
Earnings from working interests	2,485	—	—	—	2,485
Exploration expenses	3,104	—	4,788	513	8,405
Impairment charges	—	—	4,566	—	4,566
Net interest expense (income)	—	(73)	8	(147)	(212)
Other expense (income)	—	—	(655)	900	245
Income and mining taxes (recovery)	16,113	3,531	(814)	2,246	21,076
Net earnings (loss)	32,084	10,219	(5,742)	(17,712)	18,849
Expenditure for mining assets and capitalized exploration and development	44,067	7,319	2,260	—	53,646

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

Nine months ended September 30, 2009

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	267,245	86,925	34,089	150,505	—	538,764
Depreciation, depletion and amortization	37,091	19,078	9,679	16,584	—	82,432
Earnings from working interests	—	—	—	—	24,476	24,476
Exploration expense	489	2,733	23	2,181	—	5,426
Net interest expense (income)	—	190	—	—	—	190
Income and mining taxes (recovery)	40,547	(98)	—	23,373	—	63,822
Net earnings (loss)	72,303	17,233	(6,393)	42,857	24,476	150,476
Expenditure for mining assets and capitalized exploration and development	58,835	58,745	2,221	1,613	—	121,414
Increase (decrease) to goodwill	—	12,406	—	—	—	12,406

At September 30, 2009:

Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	430,226	253,482	30,926	32,015	161,227	907,876
Total assets	648,203	370,976	54,695	161,749	220,387	1,456,010

Nine months ended September 30, 2009

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	538,764	106,508	—	3,780	649,052
Depreciation, depletion and amortization	82,432	16,731	817	10,520	110,500
Earnings from working interests	24,476	—	(491)	—	23,985
Exploration expenses	5,426	—	22,772	—	28,198
Impairment charge	—	—	9,255	—	9,255
Net interest expense (income)	190	43	—	413	646
Other expense (income)	—	—	1,916	(2,944)	(1,028)
Income and mining taxes (recovery)	63,822	14,711	(1,503)	2,730	79,760
Net earnings (loss)	150,476	25,852	(34,878)	20,038	161,488
Expenditure for mining assets and capitalized exploration and development	121,414	17,250	191,368	—	330,032
Increase (decrease) to goodwill	12,406	(603)	—	177	11,980

At September 30, 2009:

Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	907,876	340,239	645,766	107,160	2,001,041
Total assets	1,456,010	376,854	934,541	181,682	2,949,087

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009

Nine months ended September 30, 2008

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	210,024	137,932	46,726	152,372	—	547,054
Depreciation, depletion and amortization	31,113	43,275	10,966	17,076	—	102,430
Earnings from working interests	—	—	—	—	22,566	22,566
Exploration expense	3,620	4,454	13	1,536	—	9,623
Other expense (income)	(4,420)	(50)	—	—	—	(4,470)
Income and mining taxes (recovery)	26,089	(556)	—	22,374	—	47,907
Net earnings (loss)	32,276	13,636	7,739	35,419	22,566	111,636
Expenditure for mining assets and capitalized exploration and development	62,346	22,715	3,629	6,698	—	95,388

Nine months ended September 30, 2008

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	547,054	106,565	—	6,358	659,977
Depreciation, depletion and amortization	102,430	21,299	767	4,087	128,583
Earnings from working interests	22,566	—	—	—	22,566
Exploration expenses	9,623	—	13,498	1,244	24,365
Impairment charges	—	—	4,566	—	4,566
Net interest expense (income)	—	(73)	14	(1,444)	(1,503)
Other expense (income)	(4,470)	—	1,751	(4,024)	(6,743)
Income and mining taxes (recovery)	47,907	5,665	(1,619)	9,651	61,604
Net earnings (loss)	111,636	29,124	(16,590)	(37,677)	86,493
Expenditure for mining assets and capitalized exploration and development	95,388	15,639	7,599	—	118,626

At December 31, 2008

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	409,465	177,775	37,528	51,049	136,751	812,568
Total assets	605,996	290,719	70,102	178,872	195,911	1,341,600

At December 31, 2008

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	812,568	292,321	138,109	116,263	1,359,261
Total assets	1,341,600	322,719	160,052	327,315	2,151,686

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – SEPTEMBER 30, 2009